Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item1.
Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

June 5, 2019

Item 3.
News Release

News releases were disseminated via Global Newswire, and filed on SEDAR, on May 22, 2019 and June 5, 2019.

Item 4.
Summary of Material Change

On May 22, 2019 the Company announced that it had priced its offering of US$300 million aggregate principal amount of 9.5% senior secured second lien notes due 2024 (the "Notes"), which will be offered at 98% of par, and that the settlement date for the issue of the Notes was expected to be on or about June 5, 2019.

On June 5, 2019 the Company announced it had completed its offering of the Notes and its previously announced US$450 million amended and restated senior secured credit facility (the “Facility”).

Item 5.
Full Description of Material Change

On May 22, 2019 the Company announced that it had priced its offering of the Notes, which will be offered at 98% of par, and that the settlement date for the issue of the Notes was expected to be on or about June 5, 2019.

On June 5, 2019 the Company announced it had completed its offering of the Notes and its previously announced Facility.

Eldorado will use the net proceeds from the sale of the Notes and US$200 million in term loan proceeds drawn under the Facility, together with cash on hand, to redeem its outstanding US$600 million 6.125% Senior Notes due December 2020, and to pay fees and expenses in connection with the foregoing, effective June 12, 2019.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain “non-U.S. persons” outside the United States in reliance on Regulation S under the Securities Act and in each case pursuant to available prospectus exemptions from securities laws of British Columbia. The Notes will be offered and sold outside of the US (including in Canada) on a private placement basis pursuant to certain exemptions from applicable securities laws.

This report contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the use of proceeds from the Facility and the sale of the Notes.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a [credit agreement] and related documents; the need for continued cooperation of the lenders; gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:
Tim Garvin

Executive Vice President and General Counsel
Telephone number:
(604) 601 6692

Item 9.
Date of Report

June 10, 2019